FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For December 16, 2002

                        Commission File Number 333-66973


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                                 Form 40-F
                    ---                                          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                                    No  X
                    ---                                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                               INDEX TO EXHIBITS

Item
----
1. AerCo Limited Monthly Report to Noteholders for December 2002, including additional information excluded form the 6-K, filed December 12, 2002..

24.   Power of Attorney for AerCo Limited.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 16, 2002


                                        AERCO LIMITED
                                          (Registrant)

                                        By: /s/ Pat Keating
                                           ------------------------------------
                                           Name:  Pat Keating
                                           Title: Attorney-in-Fact

                                                                                     Item 1


                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated


Month                                                 December-02
Payment Date                                          15th of each month
Convention                                            Modified Following Business Day
Current Payment Date                                  16-Dec-02
Current Calculation Date                              10-Dec-02
Previous Payment Date                                 15-Nov-02
Previous Calculation Date                             8-Nov-02
----------------------------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

----------------------------------------------------------------------------------------------------------------------------
                                                             Prior            Deposits       Withdrawals       Balance on
                                                            Balance                                         Calculation Date
                                                            8-Nov-02                                           10-Dec-02
----------------------------------------------------------------------------------------------------------------------------
Expense Account                                            4,862,481.20     4,986,697.63    (6,277,236.19)    3,571,942.64
Collection Account                                        94,598,185.09    14,141,328.38   (13,122,783.09)   95,616,730.38
Aircraft Purchase Account                                             -                -                -                -

 - Liquidity Reserve cash balance                         81,475,402.00                -                -    81,395,402.00
----------------------------------------------------------------------------------------------------------------------------
Total                                                     99,460,666.29    19,128,026.01   (19,400,019.28)   99,188,673.02
----------------------------------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity

----------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                             -
Interest Income                                                                                                          -
Aircraft Purchase Payments                                                                                               -
Economic Swap Payments                                                                                                   -
----------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                      -
----------------------------------------------------------------------------------------------------------------------------

3. Analysis of Expense Account Activity

----------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                  4,862,481.20
Transfer from Collection Account on previous Payment Date                                                     4,981,070.21
Permitted Aircraft Accrual                                                                                               -
Interim Transfer from Collection Account                                                                                 -
Interest Income                                                                                                   5,627.42
Balance on current Calculation Date
 - Payments on previous payment date                                                                         (5,257,965.19)
 - Interim payments                                                                                                      -
 - Other                                                                                                     (1,019,271.00)
----------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                           3,571,942.64
----------------------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

----------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                 94,598,185.09
Collections during period                                                                                    14,141,328.38
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                   (1,337,518.80)
 - Permitted Aircraft Modifications                                                                                      -
Interim Transfer to Expense Account                                                                                      -
Net Swap payments on previous Payment Date                                                                   (3,643,551.41)
Aggregate Note Payments on previous Payment Date                                                             (8,141,712.88)
----------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                          95,616,730.38
----------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                             30,000,000.00
Second Collection Account Reserve                                                                            35,000,000.00
Cash Held
 - Security Deposits                                                                                         16,395,402.00
                                                                                                          ------------------
 Liquidity Reserve Amount                                                                                    81,395,402.00
                                                                                                          ------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated


Current Payment Date                                           16-Dec-02
Current Calculation Date                                       10-Dec-02
Previous Payment Date                                          15-Nov-02
Previous Calculation Date                                      8-Nov-02
------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                              99,188,673.02
Liquidity Reserve Amount                                                              (81,395,402.00)
                                                                                    ------------------
Available Collections                                                                  17,793,271.02
                                                                                    ==================

4. Analysis of Collection Account Activity (Continued)
-----------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)            Total Required Expense Amount                                            6,200,000.00
(II) a)        Class A Interest but excluding Step-up                                   1,293,245.18
     b)        Swap Payments other than subordinated swap payments                      3,929,376.78
(iii)          First Collection Account top-up (Minimum liquidity reserve $30 m)       30,000,000.00
(iv)           Class A Minimum principal payment                                                   -
(v)            Class B Interest                                                           250,953.56
(vi)           Class B Minimum principal payment                                           50,278.05
(vii)          Class C Interest                                                           414,886.76
(viii)         Class C Minimum principal payment                                                   -
(ix)           Class D Interest                                                           708,333.33
(x)            Class D Minimum principal payment                                                   -
(xi)           Second collection account top-up                                        51,395,402.00
(xii)          Class A Scheduled principal                                                         -
(xiii)         Class B Scheduled principal                                                529,017.93
(xiv)          Class C Scheduled principal                                                492,468.78
(xv)           Class D Scheduled principal                                                         -
(xvi)          Permitted accruals for Modifications                                                -
(xvii)         Step-up interest                                                           235,025.13
(xviii)        Class A Supplemental principal                                           3,689,685.51
(xix)          Class E Primary Interest                                                            -
(xx)           Class B Supplemental principal                                                      -
(xxi)          Class A Outstanding Principal                                                       -
(xxii)         Class B Outstanding Principal                                                       -
(xxiii)        Class C Outstanding Principal                                                       -
(xxiv)         Class D Outstanding Principal                                                       -
(xxv)          Subordinated Swap payments                                                          -
                                                                                    -----------------
               Total Payments with respect to Payment Date                             99,188,673.02
               less collection Account Top Ups (iii) (b) and (xi) (b) above            81,395,402.00
                                                                                    -----------------
                                                                                       17,793,271.02
                                                                                    =================

-----------------------------------------------------------------------------------------------------------

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated


Current Payment Date                                   16-Dec-02
Current Calculation Date                               10-Dec-02
Previous Payment Date                                  15-Nov-02
Previous Calculation Date                              8-Nov-02
-----------------------------------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

------------------------------------------------------------------------------------------------------------------------------
                                                Subclass             Subclass               Subclass                 Total
Floating Rate Notes                               A-2                  A-3                    A-4                   Class A

------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                 1.38125%             1.38125%                 1.38125%
Applicable Margin                                 0.3200%              0.4600%                  0.5200%
Applicable Interest Rate                         1.70125%             1.84125%                 1.90125%
Day Count                                         Act/360              Act/360                  Act/360
Actual Number of Days                                  31                   31                       31
Interest Amount Payable                        185,527.60           865,480.04               242,237.54
Step-up Interest Amount Payable                        NA           235,025.13                       NA
------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                            185,527.60         1,100,505.18               242,237.54          1,528,270.31
------------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                     15-Dec-05            15-Jun-02                15-May-11
Excess Amortisation Date                        17-Aug-98            15-Feb-06                15-Aug-00

------------------------------------------------------------------------------------------------------------------------------
Original Balance                           290,000,000.00       565,000,000.00           235,000,000.00
Opening Outstanding Principal Balance      126,643,000.00       545,864,820.30           147,959,557.46        820,467,377.76
------------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                              54.77%              100.00%                   80.59%
Pool Factors                                       42.46%              100.00%                   70.16%
------------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                               -                    -                        -                     -
Scheduled Principal Payment                             -                    -                        -                     -
Supplemental Principal Payment               3,509,000.00           180,685.51                        -          3,689,685.51
------------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount          3,509,000.00           180,685.51                        -          3,689,685.51
------------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                                             -
- amount allocable to premium
------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance      123,134,000.00       545,684,134.79           147,959,557.46        816,777,692.25
------------------------------------------------------------------------------------------------------------------------------


                                                            Page 3 of 7


5. Payments on the Notes by Subclass (continued)

--------------------------------------------------------------------------------------  --------------------------------------------
                                              Subclass       Subclass         Total         Subclass       Subclass         Total
Floating Rate Notes                              B-1           B-2           Class B           C-1            C-2          Class C

--------------------------------------------------------------------------------------  --------------------------------------------
Applicable LIBOR                               1.38125%       1.38125%                       1.38125%       1.38125%
Applicable Margin                               0.6000%        1.0500%                        1.3500%        2.0500%
Applicable Interest Rate                       1.98125%       2.43125%                       2.73125%       3.43125%
Day Count                                       Act/360        Act/360                        Act/360        Act/360
Actual Number of Days                                31             31                             31             31
Interest Amount Payable                      108,537.89     142,415.67                     188,145.34     226,741.42
Step-up Interest Amount Payable                      NA             NA                             NA             NA
--------------------------------------------------------------------------------------  --------------------------------------------
Total Interest Paid                          108,537.89     142,415.67      250,953.56     188,145.34     226,741.42      414,886.76
--------------------------------------------------------------------------------------  --------------------------------------------

Expected Final Payment Date                   15-Jul-13      15-Jun-08                      15-Jul-13      15-Jun-08
Excess Amortisation Date                      17-Aug-98      15-Aug-00                      17-Aug-98      15-Aug-00

--------------------------------------------------------------------------------------  --------------------------------------------
Original Balance                          85,000,000.00  80,000,000.00                  85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance     63,618,423.68  68,025,064.16  131,643,487.84  79,996,838.93  76,739,560.02  156,736,398.95
--------------------------------------------------------------------------------------  --------------------------------------------
Extended Pool Factors                            82.80%         99.01%                         98.47%         98.42%
Pool Factors                                     76.12%         97.31%                         93.91%         95.71%
--------------------------------------------------------------------------------------  --------------------------------------------
Minimum Principal Payment                     24,297.52      25,980.53       50,278.05              -              -               -
Scheduled Principal Payment                  255,654.78     273,363.15      529,017.93     247,504.41     244,964.37      492,468.78
Supplemental Principal Payment                        -              -               -              -              -               -
--------------------------------------------------------------------------------------  --------------------------------------------
Total Principal Distribution Amount          279,952.30     299,343.68      579,295.98     247,504.41     244,964.37      492,468.78
--------------------------------------------------------------------------------------  --------------------------------------------
Redemption Amount                                                                                   -              -
- amount allocable to principal                                                                     -              -
- amount allocable to premium                                                                       -              -
--------------------------------------------------------------------------------------  --------------------------------------------
Closing Outstanding Principal Balance     63,338,471.38  67,725,720.48  131,064,191.86  79,749,334.52  76,494,595.65  156,243,930.17
--------------------------------------------------------------------------------------  --------------------------------------------

--------------------------------------------------------

Fixed Rate Notes                                D-2

--------------------------------------------------------
Applicable Interest Rate                       8.50000%
Day count                                        30/360
Number of Days                                       30
Interest Amount Payable                      708,333.33
--------------------------------------------------------
Total Interest Paid                          708,333.33
--------------------------------------------------------
Expected Final Payment Date                   15-Mar-14
Excess Amortisation Date                      15-Jul-10
--------------------------------------------------------
Original Balance                         100,000,000.00
Opening Outstanding Principal Balance    100,000,000.00
--------------------------------------------------------
Extended Pool Factors                           100.00%
Expected Pool Factors                           100.00%
--------------------------------------------------------
Extended Amount                                       -
Expected Pool Factor Amount                           -
Surplus Amortisation
--------------------------------------------------------
Total Principal Distribution Amount                   -
--------------------------------------------------------
Redemption Amount                                     -
- amount allocable to principal                       -
                                         ---------------
- amount allocable to premium                         -
--------------------------------------------------------
Closing Outstanding Principal Balance    100,000,000.00
--------------------------------------------------------

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated


Current Payment Date                                        16-Dec-02
Current Calculation Date                                    10-Dec-02
Previous Payment Date                                       15-Nov-02
Previous Calculation Date                                    8-Nov-02
------------------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period                            16-Dec-02
End of Interest Accrual Period                              15-Jan-03
Reference Date                                              12-Dec-02

-----------------------------------------------------------------------------------------------------------------------------------
                                                   A-2          A-3          A-4        B-1         B-2         C-1          C-2
-----------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                1.42000%     1.42000%     1.42000%    1.42000%    1.42000%    1.42000%    1.42000%
Applicable Margin                                0.3200%      0.4600%      0.5200%     0.6000%     1.0500%     1.3500%     2.0500%
Applicable Interest Rate                         1.7400%      1.8800%      1.9400%     2.0200%     2.4700%     2.7700%     3.4700%
-----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------
Fixed Rate Notes                                  D-1
---------------------------------------------------------
Actual Pool Factor                               100.00%
---------------------------------------------------------
-----------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

-----------------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                            A-2          A-3          A-4        B-1         B-2         C-1          C-2
-----------------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance         126,643.00   545,864.82   147,959.56   63,618.42   68,025.06   79,996.84   76,739.56
Total Principal Payments                        3,509.00       180.69            -      279.95      299.34      247.50      244.96
Closing Outstanding Principal Balance         123,134.00   545,684.13   147,959.56   63,338.47   67,725.72   79,749.33   76,494.60

Total Interest                                    185.53     1,100.51       242.24      108.54      142.42      188.15      226.74
Total Premium                                    0.0000%      0.5000%      0.0000%     0.0000%     0.0000%     0.0000%     0.0000%
-----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------
(b) Fixed Rate Notes                          D-2
---------------------------------------------------------

Opening Outstanding Principal Balance         100,000.00
Total Principal Payments                               -
Closing Outstanding Principal Balance         100,000.00

Total Interest                                    708.33
Total Premium                                          -

---------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated


------------------------------------------------------------------------------------------------------------------------------------
                                                         July
                                                         2000
                                                           to     Oct-     Jan-     Apr-     Jul-
                                                         Sept      Dec      Mar      Jun     Sept      Oct      Nov      Dec
                                                         2001     2001     2002     2002     2002     2002     2002     2002
------------------------------------------------------------------------------------------------------------------------------------
                  CASH COLLECTIONS
 [1]              Lease Rentals                         217.6     45.4     45.4     46.0     45.9     15.9     13.9     14.8
 [2]                - Renegotiated Leases                (3.0)    (2.8)    (2.1)    (3.0)    (4.0)    (0.5)    (0.7)    (0.6)
 [3]                - Rental Resets                      (1.3)    (3.2)    (4.1)    (3.2)    (3.5)    (1.3)    (1.6)    (2.4)
                                                      ------------------------------------------------------------------------------
 [4]  S [1]...[3] Contracted Lease Rentals              213.3     39.4     39.2     39.8     38.4     14.1     11.5     11.8

 [5]              Movement in Current Arrears Balance    (0.8)    (2.4)     1.4     (0.9)    (2.3)    (0.2)     0.0      0.1

                  less Net Stress-related Costs
 [6]               - Bad Debts                              -        -        -        -        -        -        -        -
 [7]               - Security Deposits Drawn Down         0.5        -        -        -        -        -        -        -
 [8]               - Restructured Arrears                 0.7      0.1     (1.3)    (0.4)     0.6      0.1      0.1      0.2
 [9]               - AOG                                 (4.3)    (1.5)    (0.4)       -        -        -     (0.2)    (0.6)
[10]               - Other Leasing Income                   -        -        -        -        -        -        -        -
[11]               - Repossession Costs                  (0.3)       -        -        -        -        -        -     (0.1)
                                                      ------------------------------------------------------------------------------
[12] S [6]...[11] sub-total                              (3.4)    (1.4)    (1.7)    (0.4)     0.6      0.1     (0.1)    (0.5)

[13] [4]+[5]+[12] Net Lease Rentals                     209.1     35.6     38.9     38.5     36.7     14.0     11.5     11.4

[14]              Interest Earned                         5.8      0.8      0.4      0.4      0.3      0.1      0.1        -

[15]              Drawings from Expense Account

                  Maintenance Receipts                   22.6      4.5      3.6      6.1      4.9      1.1      2.3      2.1
                  Maintenance Payments                  (11.8)    (1.8)    (3.9)   (10.1)       -        -        -     (1.6)
                                                      ------------------------------------------------------------------------------
[15]              Net Maintenance                        10.8      2.7     (0.3)    (4.0)     4.9      1.1      2.3      0.5
[16] S [13]..[15] Total Cash Collections                225.7     39.1     39.0     34.9     41.9     15.2     13.9     11.9
------------------------------------------------------------------------------------------------------------------------------------

                  CASH EXPENSES
                  Aircraft Operating Expenses
[17]               - Insurance                           (0.1)       -        -     (0.3)       -     (0.1)       -        -
[18]               - Re-leasing and other overheads      (7.5)    (0.7)    (0.4)    (1.4)    (0.8)    (0.2)    (1.4)    (0.1)
                                                      ------------------------------------------------------------------------------
[19]    [17]+[18] subtotal                               (7.6)    (0.7)    (0.4)    (1.7)    (0.8)    (0.3)    (1.4)    (0.1)

                  SG&A Expenses
[20]              Aircraft Servicer Fees
                   - Retainer Fee                        (1.6)    (0.4)    (0.3)    (0.7)    (0.7)     0.5     (0.2)    (0.2)
                   - Rent Collected Fee                  (1.9)    (0.4)    (0.4)    (0.7)    (0.9)     0.8     (0.2)    (0.3)
                   - Previous Servicer Fees              (1.8)       -        -        -        -        -        -        -
                                                      ------------------------------------------------------------------------------
[21]              sub-total                              (5.3)    (0.8)    (0.7)    (1.3)    (1.6)     1.3     (0.4)    (0.5)

[22]              Other Servicer Fees                   (13.1)    (0.4)    (1.2)    (0.9)    (1.1)    (2.3)    (0.3)    (0.1)
                                                      ------------------------------------------------------------------------------
[23]    [21]+[22] subtotal                              (18.4)    (1.2)    (1.9)    (2.3)    (2.7)    (1.0)    (0.7)    (0.6)

[24]    [20]+[23] Total Cash Expenses                   (26.0)    (1.9)     2.3)    (4.0)    (3.5)    (1.3)    (2.1)    (0.7)
------------------------------------------------------------------------------------------------------------------------------------

                  NET CASH COLLECTIONS
[25]         [17] Total Cash Collections                225.7     39.1     39.0     34.9     41.9     15.2     13.9     11.9
[26]         [24] Total Cash Expenses                   (26.0)    (1.9)    (2.3)    (4.0)    (3.5)    (1.3)    (2.1)    (0.7)
[27]              Movement in Expense Account             6.0      1.2      0.3      1.2        -      0.5        -        -
[28]              Interest Payments                    (111.6)   (12.0)    (9.3)    (9.5)   (10.2)    (3.1)    (3.6)    (2.9)
[29]              Swap Payments                         (12.1)    (9.3)   (10.7)   (10.5)   (10.9)    (3.7)    (3.3)    (3.5)
[30]              Proceeds from sale of aircraft         50.5        -        -        -        -        -        -        -
[31]              Refinancing Costs                         -        -        -        -        -        -        -        -
                                                      ------------------------------------------------------------------------------
[32] S [25]...31] TOTAL                                 132.5     17.1     17.0     12.1     17.3      7.6      4.9      4.8
                                                      ==============================================================================
------------------------------------------------------------------------------------------------------------------------------------

[33]              PRINCIPAL PAYMENTS
                  subclass A                            115.6     14.4     14.4      9.1     14.4      6.3      3.7      3.7
                  subclass B                             14.8      1.8      1.7      1.8      1.7      0.7      0.7      0.6
                  subclass C                              2.1      0.9      0.9      1.2      1.2      0.6      0.5      0.5
                  subclass D                                -        -        -        -        -        -        -        -
                                                      ------------------------------------------------------------------------------
                  Total                                 132.5     17.1     17.0     12.1     17.3      7.6      4.9      4.8
                                                      ==============================================================================
------------------------------------------------------------------------------------------------------------------------------------
                  Debt Balances
                  subclass A                            882.8    868.4    984.0    844.9    830.5    824.2    820.5    816.8
                  subclass B                            140.0    138.2    153.1    134.7    133.0    132.3    131.6    131.0
                  subclass C                            162.0    161.1    163.2    158.9    157.7    157.2    156.7    156.2
                  subclass D                            100.0    100.0    100.0    100.0    100.0    100.0    100.0    100.0
                                                      ------------------------------------------------------------------------------
                  TOTAL                               1,284.8  1,267.7  1,250.7  1,238.5  1,221.2  1,213.7  1,208.8  1,204.1
                                                      ==============================================================================
------------------------------------------------------------------------------------------------------------------------------------


                                                            Page 5 of 7


(Table - continued)


                                                       All amounts in millions of     Dollar amounts expressed
                                                           US dollars unless               as a percentage
                                                           otherwise stated         2000 Base Case Lease Rentals
----------------------------------------------------------------------------------  ----------------------------
                                                          Cumulative to Date           Cumulative to Date
                                                               *Adjusted                    *Adjusted
                                                       Actual  base case Variance   Actual  base case Variance
----------------------------------------------------------------------------------  ----------------------------
                  CASH COLLECTIONS
 [1]              Lease Rentals                         444.9    444.9        -     100.0%    100.0%    0.0%
 [2]                - Renegotiated Leases               (16.7)       -   (16.7)      (3.8%)     0.0%   (3.8%)
 [3]                - Rental Resets                     (20.6)       -   (20.6)      (4.6%)     0.0%   (4.6%)
                                                      ----------------------------  ----------------------------
 [4]  S [1]...[3] Contracted Lease Rentals              407.5    444.9   (37.4)      91.6%    100.0%   (8.4%)

 [5]              Movement in Current Arrears Balance    (5.1)       -    (5.1)      (1.1%)     0.0%   (1.1%)

                  less Net Stress-related Costs
 [6]               - Bad Debts                              -    (4.5)     4.5        0.0%     (1.0%)   1.0%
 [7]               - Security Deposits Drawn Down         0.5       -      0.5        0.1%      0.0%    0.1%
 [8]               - Restructured Arrears                 0.1     3.2     (3.1)       0.0%      0.7%   (0.7%)
 [9]               - AOG                                 (7.0)   (18.8)   11.8       (1.6%)    (4.2%)   2.7%
[10]               - Other Leasing Income                   -       -        -        0.0%      0.0%    0.0%
[11]               - Repossession Costs                  (0.4)    (3.6)    3.2       (0.1%)    (0.8%)   0.7%
                                                      ----------------------------  ----------------------------
[12] S [6]...[11] sub-total                              (6.8)   (23.7)   16.9       (1.5%)    (5.3%)   3.8%

[13] [4]+[5]+[12] Net Lease Rentals                     395.7    421.2   (25.6)      88.9%     94.7%   (5.7%)

[14]              Interest Earned                         7.9      8.8    (0.9)       1.8%      2.0%   (0.2%)

[15]              Drawings from Expense Account             -        -       -        0.0%      0.0%    0.0%

                  Maintenance Receipts                   47.2        -    47.2       10.6%      0.0%   10.6%
                  Maintenance Payments                  (29.2)       -   (29.2)      (6.6%)     0.0%   (6.6%)
                                                      ----------------------------  ----------------------------
[15]              Net Maintenance                        18.0        -    18.0        4.1%      0.0%    4.1%
[16] S [13]..[15] Total Cash Collections                421.6    430.0    (8.4)      94.8%     96.7%   (1.9%)
----------------------------------------------------------------------------------  ----------------------------

                  CASH EXPENSES
                  Aircraft Operating Expenses
[17]               - Insurance                           (0.5)       -    (0.5)      (0.1%)     0.0%   (0.1%)
[18]               - Re-leasing and other overheads     (12.5)   (13.4)    0.9       (2.8%)    (3.0%)   0.2%
                                                      ----------------------------  ----------------------------
[19]    [17]+[18] subtotal                              (13.0)   (13.4)    0.4       (2.9%)    (3.0%)   0.1%

                  SG&A Expenses
[20]              Aircraft Servicer Fees
                   - Retainer Fee                        (3.6)    (4.1)    0.5       (0.8%)    (0.9%)   0.1%
                   - Rent Collected Fee                  (4.0)    (4.7)    0.7       (0.9%)    (1.1%)   0.2%
                   - Previous Servicer Fees              (1.8)       -    (1.8)      (0.4%)     0.0%   (0.4%)
                                                      ----------------------------  ----------------------------
[21]              sub-total                              (9.3)    (8.8)   (0.6)      (2.1%)    (2.0%)  (0.1%)

[22]              Other Servicer Fees                   (19.4)    (9.2)  (10.3)      (4.4%)    (2.1%)  (2.3%)
                                                      ----------------------------  ----------------------------
[23]    [21]+[22] subtotal                              (28.8)   (17.9)  (10.8)      (6.5%)    (4.0%)  (2.4%)

[24]    [20]+[23] Total Cash Expenses                   (41.8)   (31.4)  (10.4)      (9.4%)    (7.1%)  (2.3%)
----------------------------------------------------------------------------------  ----------------------------

                  NET CASH COLLECTIONS
[25]         [17] Total Cash Collections                421.6    430.0    (8.4)      94.8%     96.7%   (1.9%)
[26]         [24] Total Cash Expenses                   (41.8)   (31.4)  (10.4)      (9.4%)    (7.1%)  (2.3%)
[27]              Movement in Expense Account             9.1        -     9.1        2.0%      0.0%    2.0%
[28]              Interest Payments                    (162.2)  (234.4)   72.2      (36.5%)   (52.7%)  16.2%
[29]              Swap Payments                         (64.0)     4.5   (68.5)     (14.4%)     1.0%  (15.4%)
[30]              Proceeds from sale of aircraft         50.5     51.1    (0.6)      11.4%     11.5%   (0.1%)
[31]              Refinancing Costs                         -     (2.3)    2.3        0.0%     (0.5%)   0.5%
                                                      ----------------------------  ----------------------------
[32] S [25]...31] TOTAL                                 213.2    217.6    (4.4)      47.9%     48.9%   (1.0%)
                                                      ============================  ============================
-----------------------------------------------------------------------------------------------------------------------------------

[33]              PRINCIPAL PAYMENTS
                  subclass A                            181.6   185.8     (4.2)      40.8%     41.8%   (0.9%)
                  subclass B                             23.8    23.9     (0.2)       5.3%      5.4%   (0.0%)
                  subclass C                              7.9     7.9     (0.0)       1.8%      1.8%   (0.0%)
                  subclass D                                -        -       -        0.0%      0.0%    0.0%
                                                      ----------------------------  ----------------------------
                  Total                                 213.2   217.6     (4.4)      47.9%     48.9%   (1.0%)
                                                      ============================  ============================
-----------------------------------------------------------------------------------------------------------------------------------

                  Debt Balances
                  subclass A                            816.8   812.6      4.2
                  subclass B                            131.0   130.9      0.2
                  subclass C                            156.2   156.2      0.0
                  subclass D                            100.0   100.0        -
                                                      ----------------------------
                  TOTAL                               1,204.1 1,199.7      4.4
                                                      ============================
------------------------------------------------------------------------------------------------------------------------------------
                       * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated


------------------------------------------------------------------------------------------------------------------------------------
Note:                   Report Line Name              Description

------------------------------------------------------------------------------------------------------------------------------------

                  CASH COLLECTIONS
 [1]              Lease Rentals                       Assumptions per the July 2000 Prospectus adjusted for aircraft sales
 [2]               - Renegotiated Leases              Change in contracted rental cash flow caused by a renegotiated lease
 [3]               - Rental Resets                    Re-leasing events where new lease rate deviated from the 2000 Base Case
 [4]  S [1]...[3] Contracted Lease Rentals            Current Contracted Lease Rentals due as at the latest Calculation Date

 [5]              Movement in Current Arrears Balance Current contracted lease rentals not received as at the latest Calculation
                                                      Date, excluding Bad debts

                  less Net Stress related Costs
 [6]               - Bad debts                        Arrears owed by former lessees and deemed irrecoverable.
 [7]               - Security deposits drawn down     Security deposits received following a lesse default
 [8]               - Restructured arrears
 [9]               - AOG                              Lost of rental due to an aircraft being off-lease and non-revenue earning
[10]               - Other Leasing Income             Includes lease termination payments, rental guarantees and late payments charges
[11]               - Repossession                     Legal and technical costs incurred in repossessing aircraft.
[12] S [6]...[11] sub-total

[13] [4]+[5]+[12] Net Lease Rentals                   Contracted Lease Rentals less Movement in Current Arrears Balance and Net
                                                      Stress related costs

[14]              Interest Earned                     Interest earned on monthly cash balances
[15]              Net Maintenance                     Maintenance Revenue Reserve received less and reimbursements to lessees.
[16] S [13]..[15] Total Cash Collections              Net Lease Rentals + Interest Earned + Net Maintenance

------------------------------------------------------------------------------------------------------------------------------------

                  CASH EXPENSES
                  Aircraft Operating Expenses         All operational costs related to the leasing of aircraft.
[17]               - Insurance                        Premium for contingent insurance policies
[18]               - Re-leasing and other             Costs associated transferring an aircraft from one lessee to another
[19]    [17]+[18] subtotal

                  SG&A Expenses
[20]              Aircraft Servicer Fees              Monthly and annual fees paid to Aircraft Servicer
                   - Base Fee                         Fixed amount per month per aircraft
                   - Rent Contracted Fee              1.00% of rental contracted for the month
                   - Rent Collected Fee               1.25% of rental received for the month
                   - Previous Servicer Fees           Fees paid to the previous Servicer of AerCo
[21]         [20] subtotal
[22]              Other Servicer Fees                 Administrative Agent, trustee and professional fees paid to other service providers.
[23]    [21]+[22] subtotal

[24]    [19]+[23] Total Cash Expenses                 Aircraft Operating Expenses + SG&A Expenses

------------------------------------------------------------------------------------------------------------------------------------

                  NET CASH COLLECTIONS
[25]         [16] Total Cash Collections              line 16 above
[26]         [24] Total Cash Expenses                 line 24 above
[27]              Movement in Expense Account         Movement in Expense Account
[28]              Interest Payments                   Interest paid on all outstanding debt
[29]              Swap payments                       Net swap payments (paid)/received
[30]              Proceeds from Aircraft Sales        Proceeds, net of fees and expenses, from the sale of aircraft
[31] S [25]..[30] Exceptional Items                   Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                  TOTAL
------------------------------------------------------------------------------------------------------------------------------------

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated


------------------------------------------------------------------------------------------------------------------------------------
         Coverage Ratios                                                                   2000
                                            Closing               Actual           *Adjusted Base Case
------------------------------------------------------------------------------------------------------------------------------------
         Net Cash Collections                                       213.2                 217.6
         Add Back Interest                                          162.2                 234.4
         Add Back Swap Payments                                      64.0                  (4.5)
a        Net Cash Collections                                       439.4                 447.4

b        Swaps                                                       64.0                  (4.5)
c        Class A Interest                                            93.9                 153.0
d        Class A Minimum                                             30.5                  37.9
e        Class B Interest                                            16.1                  25.5
f        Class B Minimum                                              8.9                   8.8
g        Class C Interest                                            21.3                  32.4
h        Class C Minimum                                                -                     -
I        Class D Interest                                            20.5                  20.5
j        Class D Minimum                                                -                     -
k        Class A Scheduled                                              -                     -
l        Class B Scheduled                                           14.3                  15.1
m        Class C Scheduled                                            7.9                   7.9
n        Class D Scheduled                                              -                     -
o        Permited Aircraft Modifications                                -                     -
p        Step Up Interest                                             1.4
q        Class A Supplemental                                       151.2                 147.9
         Class E Interest                                             9.1                   2.9
         Class B Supplemental                                         0.5
                                                              -----------------------------------------------------------
         Total                                                      439.4                 447.4
                                                              -----------------------------------------------------------

    [1]  Interest Coverage Ratio
         Class A                                                     2.78                  3.01  = a / (b+c)
         Class B                                                     2.15                  2.11  = a / (b+c+d+e)
         Class C                                                     1.87                  1.77  = a / (b+c+d+e+f+g)
         Class D                                                     1.72                  1.64  = a / (b+c+d+e+f+g+h+i)

    [2]  Debt Coverage Ratio
         Class A                                                     1.72                  1.64  = a / (b+c+d+e+f+g+h+i+ j+k)
         Class B                                                     1.63                  1.55  = a / (b+c+d+e+f+g+h+i+j+k+l)
         Class C                                                     1.58                  1.51  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
         Class D                                                     1.58                  1.51  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

         Loan-to-Value Ratios

                                           ---------------------------------------------------------------
                                           2000 Base Case            Actual      2000 *Adjusted Base Case
                                                17-Jul-00         15-Nov-02             15-Nov-02
                                           ---------------------------------------------------------------
    [3]  Assumed Portfolio Value                  1,566.7           1,322.5              1,322.5
         Adjusted Portfolio Value (105%)                            1,313.5

         Liquidity Reserve Amount
         Cash                                        65.0              65.0                 65.0
           - Accrued Expenses                         5.0               6.2                  5.0
           - Security Deposits                       22.4              16.4                 22.4
                                           ---------------         ---------            ---------
         subtotal cash                               92.4              87.6                 92.4
          Letters of Credit                             -                 -                    -
                                           ---------------         ---------            ---------
         Total Liquidity Reserve                     92.4              87.6                 92.4

    [4]  Total Asset Value                        1,659.1           1,410.1              1,414.9

         Note Balance
         Class A                                    998.4   60.2%     816.8   57.9%        812.6   57.4%
         Class B                                    154.8   69.5%     131.0   67.2%        130.9   66.7%
         Class C                                    164.1   79.4%     156.2   78.3%        156.2   77.7%
         Class D                                    100.0   85.4%     100.0   85.4%        100.0   84.8%
                                           ---------------         ---------           ---------
         Total                                    1,417.3           1,204.1              1,199.7
------------------------------------------------------------------------------------------------------------------------------------
                          * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.


[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount

                                                                        Item 24


                               POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in- Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.


Dated: 24 July 2002                               /s/ G. Adrian Robinson
                                                  ------------------------------
                                                  G. Adrian Robinson

                                                  Witness: /s/ B. C. Robins
                                                          ----------------------


Dated: 24 July 2002                               /s/ Peter Sokell
                                                  ------------------------------
                                                  Peter Sokell

                                                  Witness: /s/ B. C. Robins
                                                          ----------------------


Dated: 24 July 2002                               /s/ Kenneth N. Peters
                                                  ------------------------------
                                                  Kenneth N. Peters

                                                  Witness: /s/ B. C. Robins
                                                          ----------------------


Dated: 24 July 2002                               /s/ M. John McMahon
                                                  ------------------------------
                                                  M. John McMahon

                                                  Witness: /s/ B. C. Robins
                                                          ----------------------


Dated: 9 August 2002                              /s/ Sean Brennan
                                                  ------------------------------
                                                  Sean Brennan

                                                  Witness: Marian Kennedy
                                                          ----------------------